Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 11, 2012

VIA EDGAR
David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Frontline Ltd. Form 20-F for the year ended December 31, 2011 Filed April 27, 2012 File No. 001-16601

Dear Mr. Humphrey:

On behalf of Frontline Ltd. (the "Company"), we submit this response to your letter dated September 27, 2012, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Item 5A. Operating Results, page 41

Vessel Impairment, page 45

1. Please refer to the last sentence of your response to our prior comment 1. In this regard, please tell us how the required "break even rate" for the 13 tankers compared to the actual daily rates at the time of your 2010 impairment testing. Also, please tell us the actual daily rates for your tankers at the time you performed your 2011 impairment testing.

The average required "break even rate" for the 13 tankers and the actual average daily rate for those tankers in the fourth quarter of 2010 at the time of the Company's 2010 impairment testing were $21,000 and $21,500, respectively. The Company has provided the actual average daily rate for the fourth quarter in order to minimize the significant volatility in rates that may occur on a daily basis and to allow for the fact that a vessel may not be fixed at a certain point in time.

The actual daily rates for the Company's VLCCs and Suezmax tankers for the fourth quarter of 2011 at the time of the 2011 impairment testing were $19,100 and $13,900, respectively.

2. On a related matter, please tell us how the results of your 2011 impairment testing would have been impacted if you had used trailing 5-year, 3-year or 1-year historical average rates instead of 20-year historical average rates.

The results of the Company's 2011 impairment testing would not have been impacted if the Company had used trailing 5-year historical average rates as these rates are higher than the 20-year historical average rates. While the trailing 3-year historical average rates are lower than the 20-year historical average rates, the Company's 2011 impairment testing would not have been impacted as the cash flow forecasts would still result in each vessel's carrying cost being recovered.

If, however, trailing 1-year historical average rates had been used in the cash flow forecasts then the carrying values of 11 of the Company's vessels (owned and held under capital lease) would not have been recovered. This would have resulted in an impairment loss in the quarter ended December 31, 2011 of approximately $261 million.

3. We note from your response to our prior comment 4 that the estimated market value of the vessels you sold declined significantly during 2011. Accordingly, in future filings, please expand your disclosure with respect to the charter-free market values of your remaining vessels to discuss such values on a comparative basis. In your response, please provide us with the disclosure you would have added to your 2011 Report on Form 20-F had you presented such values on a comparative basis in that Report.

The Company confirms that it will expand its disclosure in future filings with respect to the charter-free values of its remaining vessels to discuss such values on a comparative basis. Below is the disclosure the Company would have added to its 2011 Report on Form 20-F had the Company presented such values on a comparative basis in that Report.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Vessel Impairment" we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we did not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimates are based on the estimated market values for our vessels that we have received from independent shipbrokers and are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2011 and December 31, 2010. As of December 31, 2011, December 31, 2010 and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their operating lives would exceed such vessels' carrying values as of December 31, 2011, and accordingly, have not recorded an impairment charge.

			Carrying value at December 31,
Vessel	Built	Approx. Dwt	2011 ($millions)	2010 ($millions)
VLCCs
Ulriken (ex-Antares Voyager)	1998	310,000	46.5	49.4
Phoenix Voyager	1999	308,500	47.6	50.6
Pioneer (ex-British Pioneer)	1999	307,000	49.4	52.3
British Progress	2000	307,000	51.0	53.9
British Pride (2)	2000	307,000	52.4	-
British Purpose	2000	307,000	51.6	54.5
Front Shanghai (3)	2006	298,500	-	69.7
Front Kathrine (8)	2009	297,974	-	102.5
Front Queen (1)(8)	2009	297,000	-	104.0
Front Eminence (8)	2009	321,300	-	101.3
Front Endurance (8)	2009	321,300	-	101.7
Front Cecilie (1)(8)	2010	297,000	-	111.9
Front Signe (1)(8)	2010	297,000	-	113.0

			Carrying value at December 31,
Vessel	Built	Approx. Dwt	2011 ($millions)	2010 ($millions)
Suezmax Tankers
Front Fighter (1)(4)	1994	147,048	-	42.4
Front Hunter (1)(5)	1996	146,286	-	50.3
Front Alfa (1)(9)	1993	150,038	11.9	40.4
Front Beta (1)(7)	1992	135,915	-	34.5
Front Delta (1)(6)	1993	136,055	-	31.9
Northia (8)	2010	156,000	-	65.4
Naticina (8)	2010	156,000	-	65.3
Front Odin (8)	2010	156,000	-	66.4
Front Njord (8)	2010	156,000	-	66.4

1)
Indicates tanker vessels for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $97.9 million.

2)	Vessel was held under a capital lease at December 31, 2010.

3)
Vessel was sold in January 2011 for net sale proceeds of $91.2 million. In connection with the sale, we agreed to charter back the vessel from the new owner for approximately two years at a rate of $35,000 per day.

4)
Vessel was sold in October 2011. The Company recorded an impairment loss of $27.1 million on this vessel in the third quarter of 2011 and recognized a loss on disposal of $0.1 million in the fourth quarter of 2011.

5)
Vessel was sold in November 2011. The Company recorded an impairment loss of $30.6 million on this vessel in the third quarter of 2011 and recognized a gain on disposal of $0.05 million in the fourth quarter of 2011.

6)
Vessel was sold in December 2011. The Company recorded an impairment loss of $18.5 million on this vessel in the third quarter of 2011 and recognized a gain on disposal of $0.01 million in the fourth quarter of 2011.

7)
Vessel was sold in December 2011. The Company recorded an impairment loss of $20.4 million on this vessel in the third quarter of 2011 and recognized a loss on disposal of $0.4 million in the fourth quarter of 2011.

8)
The vessel was sold in December 2011, together with five newbuilding contracts, to Frontline 2012 Ltd, a related party. The Company recognized a loss of $307.0 million on the sale of these 10 vessels and five newbuilding contracts.

9)	Vessel was sold in March 2012 and the Company recognized a loss of $2.1 million in the first quarter of 2012.

10)
The Cygnus Voyager, Altair Voyager and Sirius Voyager have not been included in the table as we have determined that we are not the primary beneficiary of the subsidiaries, which own these vessels and these subsidiaries are accounted for under the equity method.

We believe the basic charter-free market value for each of the seven vessels owned at December 31, 2011 as shown in the table above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by $114.1 million. We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

Item.18. Financial Statements

Note 2. Accounting Policies, page F-8

(Loss) gain on sale of assets and amortization of deferred gains, page F-11

4. We note your discussion of amortization of deferred gains, but it is unclear under what circumstances you have recorded deferred gains. Accordingly, please expand your disclosure to describe the types of transactions that give rise to deferred gains and how you determine the appropriate period of amortization with respect to such deferred gains. In your response, please provide us with a specific example of a recent transaction that resulted in a deferred gain.

The Company confirms that it will expand its disclosure in future filings to describe the types of transactions that give rise to deferred gains and how it determines the appropriate period of amortization with respect to such deferred gains.

The Company recorded approximately $11.7 million, $24.9 million and nil with respect to the amortization of deferred gains in the years ended December 31, 2011, 2010 and 2009, respectively, as noted in Note 9 to the Financial Statements. These amounts are made up as follows;

$000s	2011	2010	2009
Front Shanghai	7,370	-	-
Front Eagle	4,283	-	-
Front Chief, Front Commander and Front Crown	-	24,917	-
Total	11,653	24,917	-

The $7.4 million deferred gain arising on Front Shanghai resulted from a sale-lease back transaction in which the Company agreed to sell its 2006-built VLCC, Front Shanghai, for net sale proceeds of $91.2 million and simultaneously agreed to time charter back the vessel from the new owner for 24 months plus or minus 30 days at the charterer's option at a rate of $35,000 per day. Delivery to the new owners took place on January 26, 2011 and the total gain on sale was $21.7 million. The time charter-in commenced two days later.

The Company determined that the two year time charter should be classified as an operating lease and then considered ASC 840-40-25-3, which permits recognition of the full gain only if "the seller-lessee relinquishes the right to substantially all of the remaining use of the property sold retaining only a minor portion of such use". In this transaction, the Company concluded that it had retained more than a minor portion of the use of the vessel as the present value of the future minimum lease payments was more than 10% of the fair value of the vessel. Accordingly, the gain could not, therefore, be recognized in full upon delivery of the vessel. Further to ASC 840-40-25-3, the Company recognized a gain of $6.5 million upon delivery of the vessel being the excess of the total gain on sale over the present value of the lease payments of $15.2 million. Further to ASC 840-40-35-1, the Company determined that the remainder of the gain should be amortized in proportion to the gross rental payments over the minimum term of the time charter of 23 months. The gain arising on Front Eagle resulted from a similar sale-lease back transaction.

The deferred gain arising on the Front Chief, Front Commander and Front Crown resulted from the termination of capital leases effective December 31, 2009 and the commencement of 11 month operating leases on those vessels.

5. With regard to your January 2011 sale of the VLCC Front Shanghai, which you agreed to time charter back from the new owner for a period of approximately two years at a rate of $35,000 per day, please tell us whether or not you recorded a deferred gain in connection with this transaction.

The Company recorded a deferred gain in connection with this transaction as described in its response to comment 4. above.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

Inger M. Klemp
Chief Financial Officer
Frontline Ltd.